SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

The Providence Service Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
743815102
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X       Rule 13d-1(b)

X       Rule 13d-1(c)

          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	757,591
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	757,591
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		757,591
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		5.3%
(12)	Type of Reporting Person (See Instructions)		IA

(1)	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	757,591
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	757,591
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		757,591
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		5.3%
(12)	Type of Reporting Person (See Instructions)		IN/HC

(1)	Names of Reporting Persons.	BRIAN KATZ KLEIN
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	757,591
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	757,591
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		757,591
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		5.3%
(12)	Type of Reporting Person (See Instructions)		IN/HC

(1)	Names of Reporting Persons.	STEELHEAD PATHFINDER MASTER, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	725,815
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	725,815
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		725,815
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		5.1%
(12)	Type of Reporting Person (See Instructions)		IN/HC

Item 1(a). Name of Issuer:

The Providence Service Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

64 East Broadway Blvd., Tucson, AZ 85701

Item 2(a). Names of Persons Filing:

Steelhead Partners, LLC (“Steelhead”)
James Michael Johnston
Brian Katz Klein

Steelhead Pathfinder Master, L.P. (“Steelhead Pathfinder”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each reporting Person other than Steelhead Pathfinder is:

333 108th Avenue NE, Suite 2010
 Bellevue, WA 98004

The principal business address of Steelhead Pathfinder is:

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Item 2(c). Citizenship:

Reference is made to Item 4 of pages 2–5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

743815102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

X   (e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

      (f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

X   (g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

      (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

       (k) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4. Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 -5 of this Schedule, which Items are incorporated by reference herein.

As of December 31, 2013, Steelhead Pathfinder and another client account for which Steelhead serves as the investment manager (collectively, the “Funds”) beneficially own certain convertible notes which are convertible into 757,591 shares of the issuer’s common stock (based on the conversion rates set forth in such notes as of December 31, 2013). Steelhead Pathfinder beneficially owns certain convertible notes which are convertible into 725,815 shares of the issuer’s common stock (based on the conversion rates set forth in such notes as of December 31, 2013).

The securities reported on this Schedule as beneficially owned by Steelhead (the “Securities”) are held by and for the benefit of the Funds. Steelhead, as the investment manager of the Funds, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the Securities held by the Funds for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5 of this Schedule was derived from the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013, in which the issuer stated that the number of shares of its common stock outstanding as of November 5, 2013 was 13,504,352 shares. Pursuant to Rule 13d-3(d)(1)(i), the Securities have been added to the Issuer’s total number of shares outstanding, for a total of 14,261,943 shares outstanding for purposes of calculating each of the Reporting Persons’ beneficial ownership percentage, except Steelhead Pathfinder. For Steelhead Pathfinder, 725,815 shares have been added to the Issuer’s total number of shares outstanding for a total of 14,230,167 shares outstanding for purposes of calculating Steelhead Pathfinder’s beneficial ownership percentage.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Steelhead is the investment manager of Steelhead Pathfinder and another client account that beneficially hold the Securities and, in that capacity, has been granted the authority to dispose of and vote the Securities held by those accounts. Steelhead Pathfinder and the other client account have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities and the proceeds from the sale of the Securities. The only client whose holdings exceed five percent of the outstanding shares of common stock is Steelhead Pathfinder.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein
STEELHEAD PATHFINDER MASTER, L.P. By: STEELHEAD PARTNERS, LLC, its Investment Manager /s/ Brent E. Binge Brent E. Binge, General Counsel

EXHIBIT INDEX

Exhibit A Joint Filing Undertaking Page 10

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 14, 2014	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein
STEELHEAD PATHFINDER MASTER, L.P. By: STEELHEAD PARTNERS, LLC, its Investment Manager /s/ Brent E. Binge Brent E. Binge, General Counsel